United States securities and exchange commission logo





                             October 15, 2021

       Pijun Liu
       Chief Executive Officer
       WeTrade Group, Inc.
       No 1 Gaobei South Coast
       Yi An Men 111 Block 37, Chao Yang District
       Beijing City, People Republic of China 100020

                                                        Re: WeTrade Group, Inc.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed September 13,
2021
                                                            File No. 333-252149

       Dear Mr. Liu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form S-1

       Cover Page

   1. We note your risk factors on pages 24 and 30, which discuss your reliance on dividends and other distributions
paid by your PRC subsidiaries, and that you intend to retain most, if not all, of your
available funds and future earnings and do not expect to pay dividends in the foreseeable
future after this offering. We also note your disclosure on page 34,
                                                        which states,    In
addition, regulations in the PRC currently permit payment of dividends of a PRC company only
out of accumulated distributable after-tax profits as determined in accordance with its
articles of association and the accounting standards and regulations in
                                                        China.    Please expand
your disclosure on the prospectus cover page to provide a
                                                        description of how cash
is transferred through your organization and state whether any
 Pijun Liu
WeTrade Group, Inc.
October 15, 2021
Page 2
       transfers, dividends, or distributions have been made to date. Similarly, please expand your disclosure in the prospectus summary to provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between you and your subsidiaries, and the direction of the transfer. Quantify any dividends or distributions that a subsidiary has made to you and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses to the parent company and U.S. investors.
Prospectus Summary
Risk Factor Summary, page 4

2. Please disclose the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations.
Risk Factors
Substantial uncertainties exist with respect to the interpretation of the PRC Foreign Investment
Law..., page 18

3. Please clarify why you refer to contractual arrangements in this risk factor when it appears that you do not utilize a VIE structure. Please revise or advise. Dividend Policy, page 34

4.     Please tell us why you refer to    Regulation-Regulation on Dividend
Distributions    when
       your filing does not appear to include this section.
      You may contact Jeffrey Kauten, Staff Attorney, at (202) 551-3447 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                             Sincerely,
FirstName LastNamePijun Liu
                                                             Division of
Corporation Finance
Comapany NameWeTrade Group, Inc.
                                                             Office of
Technology
October 15, 2021 Page 2
cc:       Yarona L. Yieh, Esq.
FirstName LastName